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Exhibit 12


                         FEDERAL REALTY INVESTMENT TRUST

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                             AND PREFERRED DIVIDENDS

                                                             Year ended December 31,

                                                            1999       1998      1997
Net earnings before loss (gain) on sale of real estate    $55,493    $44,960    $40,129

Add back:
   Fixed charges                                           69,978     61,189     51,885
Deduct:
  Capitalized interest                                     (6,867)    (5,078)    (3,649)
                                                          -------    -------    -------
Earnings available for fixed charges and preferred
    dividends                                            $118,604   $101,071    $88,365
                                                         ========   ========    =======


Fixed Charges
   Interest expense                                       $61,492    $55,125    $47,288
   Capitalized interest                                     6,867      5,078      3,649
   Interest portion of rent expense                         1,619        986        948
                                                          -------    -------    -------
Total fixed charges                                        69,978     61,189     51,885

Preferred dividends                                         7,950      7,950      1,877
                                                          -------    -------    -------
Total fixed charges and preferred dividends               $77,928    $69,139    $53,762
                                                          =======    =======    =======

Ratio of Earnings to Fixed Charges and
    Preferred Dividends                                      1.52       1.46       1.64
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